UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
              _
________________

Form 11-K
________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-51251

Full title of the plan and the address of the plan, if different from that of the issuer listed below:

LifePoint Hospitals, Inc. Retirement Plan

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LifePoint Hospitals, Inc.
103 Powell Court
Brentwood, Tennessee 37027

LifePoint Hospitals, Inc. Retirement Plan

Audited Financial Statements and Supplemental Schedules

For the Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Plan Sponsor and Administration Committee
LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2010 and assets (held at end of year) as of December 31, 2010, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
June 27, 2011

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

ASSETS	2010	2009
Cash	$2,350,835	$2,537,622
Investments, at fair value	422,417,636	358,935,804
Notes receivable from participants	10,118,181	7,625,897
Employer and participants’ contributions receivable	4,524,206	4,263,723
Income receivable	681,800	224,549
Total assets	440,092,658	373,587,595

LIABILITIES
Benefits and expenses payables	1,242,419	1,432,233
Excess contributions payable	200,680	149,105
Total liabilities	1,443,099	1,581,338

Net assets available for benefits	$438,649,559	$372,006,257

See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2010 and 2009

	2010	2009
Additions:
Interest and dividend income	$994,204	$1,183,285
Interest income on notes receivable from participants	406,722	417,003
Employer contributions	12,071,881	15,932,666
Participants’ contributions	47,190,703	33,141,514

Total additions	60,663,510	50,674,468

Deductions:
Benefits paid	33,317,211	22,814,773
Administrative expenses	734,138	896,653

Total deductions	34,051,349	23,711,426

Net appreciation in fair value of investments	40,031,141	63,385,908

Net increase in net assets available for benefits	66,643,302	90,348,950

Net assets available for benefits at beginning of year	372,006,257	281,657,307

Net assets available for benefits at end of year	$438,649,559	$372,006,257

See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1. Description of the Plan

General

The following description of the LifePoint Hospitals, Inc. (the “Company”) Retirement Plan (the “Plan”) reflects the general conditions of participation as of December 31, 2010. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service as of December 31, 2010 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan includes an employee stock ownership plan (“ESOP”) component within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”).  Prior to January 1, 2009, all shares available for allocation in accordance with the ESOP component had been allocated to participant accounts.

Contributions

Each participant may elect to contribute up to 50% of his or her pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to certain limitations of the Code.

The Plan provides for discretionary matching contributions from the Company (“Matching Contributions”).  During 2010, the Company made pre-determined Matching Contributions in an amount equal to 50% of the amount the participant elected as a Salary Deferral Contribution, up to 6% of the participant’s eligible compensation.  During 2009, the Company made pre-determined Matching Contributions in an amount equal to 100% of the amount the participant elected as a Salary Deferral Contribution, up to 3% of the participant’s eligible compensation.  Effective January 1, 2011, the Company changed its discretionary matching policy from a pre-determined matching percentage to an annual discretionary match that is determined based on the Company’s financial performance.  To be eligible for an allocation of the annual discretionary match, a participant must be an employee of the Company as of the last day of the Plan year.

In any Plan year and in addition to the Matching Contributions, the Company may make discretionary Company profit sharing contributions (“Profit Sharing Contributions”). The Profit Sharing Contributions are allocated to participant accounts on a pro rata basis based on eligible compensation earned in the year for which the contributions apply. To be eligible for an allocation of the Profit Sharing Contributions, a participant must be an employee of the Company as of the last day of the Plan year.  There were no Profit Sharing Contributions made for the years ended December 31, 2010 or 2009.

An additional contribution by the Company in an amount determined by the Company to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Non-elective Employer Contributions”). Alternatively, certain highly compensated employees may be refunded a portion of their Salary Deferral Contributions in order to comply with the same nondiscrimination requirements of the Code.

For the years ended December 31, 2010 and 2009, the Company made Matching Contributions of $12,071,881 and $15,932,666, respectively.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1. Description of the Plan – (continued)

Participant Accounts

Each participant’s account is credited (charged) with his or her Salary Deferral Contribution, the Company’s contributions, Plan fees and Plan earnings (losses). Allocations are based on a number of factors, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants who have three or more years of credited service to diversify up to 100% of their allocated contributions of the Company’s stock made in accordance with the ESOP component of the Plan made prior to December 31, 2008, by investing in other securities available under the Plan.  The Plan limits the percentage of an individual’s aggregate account that can be invested in the Company’s stock at 25%.

Payment of Benefits

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or his or her beneficiary, as applicable, in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $5,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash. A participant’s contributions may also be withdrawn for certain hardship situations.

Participant Loans

Each participant may borrow from his or her account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from six months to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, ranging from 4.0 % to 9.5 % as of December 31, 2010, as determined by the Plan’s administrator. Principal and interest are paid by the participant ratably through payroll deductions.

Vesting and Forfeitures

Participants are immediately and fully vested in their Salary Deferral Contributions, Non-elective Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Participants are fully vested in Matching Contributions and Profit Sharing Contributions after two years of service.

Participants’ interests in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of his or her account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan, as defined in the Plan document. During the years ended December 31, 2010 and 2009, the Company utilized forfeitures of $1,578,200 and $473,421 to reduce the Company’s Matching Contributions.  Unused forfeitures at December 31, 2010 were $118,465.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits, changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Current Year Adoption and Pending Adoption of Recently Issued Accounting Standards

Effective for the Plan’s financial statements as of and for the year ended December 31, 2010, the Plan adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2010 – 25, “Plan Accounting—Defined Contribution Pension Plans (Topic 962):  Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”).  ASU 2010-25 requires participant loans, previously classified as a component of plan investments and measured at fair value, be classified separately as notes receivable from participants and be measured at their unpaid principal balance plus any accrued but unpaid interest.  Additionally, ASU 2010-25 requires that interest income related to participant loans, previously included as a component of interest and dividend income, be classified separately as interest income on notes receivable from participants.

The adoption of the provisions of ASU 2010-25 were applied retrospectively to the Plan’s financial statements as of and for the year ended December 31, 2009.  Accordingly, the Plan reclassified $7,625,897 from investments, at fair value to notes receivable from participants in the statement of net assets available for benefits as of December 31, 2009.  Additionally, the Plan reclassified $417,003 from interest and dividend income to interest income on notes receivable from participants in the statement of changes in net assets available for benefits for the year ended December 31, 2009.  In addition to the noted changes to the Plan’s statements of nets assets available for benefits and changes in net assets available for benefits as of and for the year ended December 31, 2009, certain additional conforming changes have been made for the indicated period throughout the notes to the financial statements, specifically in Note 3 related to the Plan’s investments.  The impact of the adoption of ASU 2010-25 had no impact on the Plans net assets available for benefits as of December 31, 2010 or 2009.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement,” (“ASU 2010-06”).  ASU 2010-06 requires the Plan to disclose transfers between investments categorized as Level 1 and Level 2 within the fair value hierarchy as defined in Accounting Standards Codification (“ASC”) 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”) as well as the separate disclosure of purchases, sales, issuances and settlements of investments categorized as Level 3.   Additionally, ASU 2010-06 clarifies disclosure requirements regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. ASU 2010-06 was effective for the Plan’s financial statements as of and for the year ended December 31, 2010, except for the disaggregation of activity for investments categorized as Level 3, which is effective for the Plan’s financial statements as of and for the year ended December 31, 2011.  The Plan’s adoption of the required provisions of ASU 2010-06 for the year ended December 31, 2010 did not have a material impact to the Plan’s financial statements.  The Plan’s adoption of the remaining provisions of ASU 2010-06 is not expected to have any impact to the Plan’s financial statements as the Plan does not currently have any investments that have been categorized as Level 3.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with ASC 820-10. The Plan’s investments are further discussed in Note 3.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 2. Summary of Significant Accounting Policies – (continued)

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, including legal and participant accounting expenses and all expenses directly relating to the investments, are charged to and paid by the Plan.

Note 3. Investments at Fair Value

The Plan’s investments are held, and transactions are executed, by The Charles Schwab Trust Company (the “Trustee”).  The Plan accounts for its investments in accordance with ASC 820-10.  ASC 820-10 establishes a framework for measuring fair value and establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The tiers are as follows:

Level 1 – defined as observable inputs such as quoted prices in active markets;

Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3 – defined as observable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used to value the Plan’s assets measured at fair value in accordance with ASC 820-10:

LifePoint Hospitals, Inc. Common Stock:  Valued at the last reported sales price on the last business day of the Plan year reported by the active market in which the securities are traded.

Mutual Funds:  Valued at the last reported sales prices on the last business day of the Plan year reported by the active markets in which the individual funds are traded.

Self-directed Brokerage Accounts:  Valued at the last reported sales prices of the underlying investments on the last business day of the Plan year reported by the active markets in which the individual underlying investments are traded.

Money Market Funds:  Valued at quoted prices in markets that are not active by a combination of inputs, including but not limited to dealer quotes who are market makers in the underlying funds and other directly and indirectly observable inputs.

Collective Trusts:  Valued at the net asset value (“NAV”), inclusive of net investment gains or losses, based on information provided by the Trustee and using the audited financial statements of the collective trusts at year-end.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 3. Investments at Fair Value – (continued)

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Hospitals, Inc. Common Stock	$74,724,951	$—	$—	$74,724,951
Mutual Funds (Growth Funds)	91,793,262	—	—	91,793,262
Self-directed Brokerage Accounts	7,124,349	—	—	7,124,349
Money Market Funds (Fixed Income Funds)	—	61,360,526	—	61,360,526
Collective Trusts (Index Funds)*	—	187,414,548	—	187,414,548
	$173,642,562	$248,775,074	$—	$422,417,636

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2009 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Hospitals, Inc. Common Stock	$73,890,008	$—	$—	$73,890,008
Mutual Funds (Growth Funds)	70,284,742	—	—	70,284,742
Self-directed Brokerage Accounts	6,373,503	—	—	6,373,503
Money Market Funds (Fixed Income Funds)	—	60,341,341	—	60,341,341
Collective Trusts (Index Funds)*	—	148,046,210	—	148,046,210
	$150,548,253	$208,387,551	$—	$358,935,804
______________
*
The investment objectives of the funds included in this class of investments are to approximate as closely as practicable, before expenses, the performance of certain widely observed indices over the long term, while providing participants the ability to purchase and redeem units at will.  Generally, neither of the individual investment funds that comprise this class of investment contain redemption restrictions that would prevent or considerably delay a participant from redeeming his or her investment at any point of participation in the fund.   As of December 31, 2010 and 2009, there were no unfunded obligations with respect to any of the funds in this investment category.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are as follows:

	2010	2009
State Street S&P 500 Index Fund	$121,767,345	$92,666,198
LifePoint Hospitals, Inc. Common Stock**	74,724,951	73,890,008
State Street Passive Bond Market Index Fund	65,647,203	55,380,012
Federated Prime Cash Obligations	61,064,481	60,201,338
American Funds EuroPacific Growth Fund	53,748,255	40,478,997
Oppenheimer Main Street Small Cap A Fund	38,045,007	29,805,745
_____________
**  Includes non-participant directed investments.

For the years ended December 31, 2010 and 2009, the Plan’s investments, including investments purchased, sold and held during the year, appreciated as follows:

	2010	2009
LifePoint Hospitals, Inc. Common Stock	$9,067,874	$22,621,712
Mutual Funds	11,004,794	17,559,981
Self-directed Brokerage Accounts	794,450	1,408,892
Collective Trusts	19,164,023	21,795,323
	$40,031,141	$63,385,908

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 4. Non-participant Directed Investments

The fair value of non-participant directed investments at December 31, 2010 and 2009 are as follows:

	2010	2009
LifePoint Hospitals, Inc. Common Stock:
Number of shares	22,484	76,774
Cost	$637,797	$2,214,526
Fair Value	$826,287	$2,497,458
Total fair value of non-participant directed investments	$826,287	$2,497,458

Changes in the net assets related to the non-participant directed investments for the years end December 31, 2010 and 2009 are as follows:
	2010	2009
Non-participant directed investments at beginning of year	$2,497,458	$2,355,272
Change in net assets:
Release of restriction and transfer to participant directed investments	(1,880,605)	(601,754)
Net appreciation in fair value	209,434	743,940
Non-participant directed investment at end of year	$826,287	$2,497,458

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account.  Participants are notified by the Company’s transfer agent of this ability prior to the time that such rights are to be exercised. The Company’s discretionary trustee votes any unallocated shares on behalf of the collective best interest of Plan’s participants and its beneficiaries.

Note 5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 6. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated January 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRS.  The Plan has applied for a new determination letter.  However, as of the date of the audit report, a new letter has not been received.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained by the applicable taxing authorities upon examination. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan’s administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2007.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 7. Party-In-Interest Transactions

The Plan holds investments in the form of participant loans and such transactions qualify as party-in-interest transactions. Additionally, the Plan paid $734,138  and $896,653 in administrative expenses to the Plan’s trustees and recordkeepers during the years ended December 31, 2010 and 2009, respectively, that are considered transactions with parties-in-interest.  All of these transactions are permissible under specific exemptions included in ERISA and the Code.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$438,649,559	$372,006,257
Less deemed distributions of participant loans	(555,226)	(216,113)
Net assets available for benefits per the Form 5500	$438,094,333	$371,790,144

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009
Net increase in net assets available for benefits per the financial statements	$66,643,302	$90,348,950
Add deemed distributions of participant loans at beginning of year	216,113	171,710
Less deemed distributions of participant loans at end of year	(555,226)	(216,113)
Net increase in net assets available for benefits per the Form 5500	$66,304,189	$90,304,547

Note 9. Subsequent Events

In accordance with the provisions of ASC 855-10, “Subsequent Events”, the Plan evaluated all material events occurring subsequent to the balance sheet date for events requiring disclosure or recognition in the Plan’s financial statements.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

EIN: 20-1538254 Plan No.: 001
Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2010

Check here if late participant loan repayments are included: ☐

Participant contributions transferred late to Plan		Total that constitutes nonexempt prohibited transactions
Amount	Original payroll withholding date	Contributions not corrected	Contributions corrected outside VFCP		Contributions corrected in VFCP	Total fully corrected under VFCP and PTE 2002-51
$808	12/31/2009	$—	$808	*	$—	$—

________________

*
Due to a change at the end of 2009 in payroll systems, participant contributions for one participant were reported incorrectly for the payroll period ending December 31, 2009 and were not remitted to the Plan until February 26, 2010.  The Company corrected the lost investment earnings to the applicable participant Plan account in 2010.  The correction did not have a material effect on the financial statements.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

EIN: 20-1538254 Plan No.: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	State Street S&P 500 Index Fund	Collective Trust	$	**	$121,767,345
*	LifePoint Hospitals, Inc. Common Stock	Common Stock		56,988,417***	74,724,951	***
	State Street Passive Bond Market Index	Collective Trust		**	65,647,203
	Federated Prime Cash	Money Market Fund		**	61,064,481
	American Funds EuroPacific Growth Fund	Mutual Fund		**	53,748,255
	Oppenheimer Main Street Small Cap A Fund	Mutual Fund		**	38,045,007
*	Participant Loans	Interest rates range from 4.0% to 9.5%		**	10,118,181
	Self-directed Brokerage Accounts	Various Investments		**	7,124,349
	Government Obligations	Money Market Fund		**	295,521
	Federated Capital Reserves	Money Market Fund		**	524
					$432,535,817
________________

*	Indicates a party-in-interest to the Plan.
**	Not required for participant-direct investments.
***	Includes participant and non-participant directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LifePoint Hospitals, Inc. Retirement Plan

By:	/s/ John P. Bumpus
John P. Bumpus
Executive Vice President and Chief Administrative Officer

Date: June 27, 2011

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
23.1	—	Consent of Independent Registered Public Accounting Firm.